November 6, 2009

VIA COURIER AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Piedmont Office Realty Trust, Inc.
Schedule TO-T filed October 13, 2009 by MIRELF III REIT Investments, LLC
File No. 005-80150

Dear Mr. Hindin:

This letter is in response to your letter dated October 27, 2009 to Simon M. Nadler, Esq., counsel to MIRELF III REIT Investments, LLC (“MIRELF”), relating to MIRELF’s original Schedule TO-T filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2009 (the “Original TO”).

Each of the undersigned bidders identified in Amendment No. 1 (the “Amendment”) to the Original TO hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Securities and Exchange Commission
November 6, 2009

Very truly yours,

MIRELF III REIT Investments, LLC

By: MIRELF III Madison Investments, LP Its: Managing Member

By: Madison International Holdings III, LLC Its: General Partner

By: /s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

MIRELF III Madison Investments, LP

By: Madison International Holdings III, LLC Its: General Partner

By: /s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

Madison International Holdings III, LLC

By: /s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member